FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: September 20, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

Toronto Stock Exchange:  WRM

September 20, 2004

American Stock Exchange:  WHT

WHEATON CLARIFIES THE PROCESS FOR REJECTING COEUR OFFER

VANCOUVER, BRITISH COLUMBIA - Wheaton River Minerals Ltd. ("Wheaton") today clarified the process for rejecting the unsolicited offer made by Coeur d'Alene Mines Corporation ("Coeur") for its common shares.

Wheaton shareholders do not need to take any action to reject the offer from Coeur. Wheaton shares will not be tendered unless you provide specific instruction to your broker or financial intermediary.  If you have received information to the contrary from your broker or financial intermediary, you should contact your broker or financial intermediary and advise them to NOT TENDER your Wheaton shares.  The default option under the Coeur offer is only applicable if you have tendered your Wheaton shares, it does NOT mean that if you take no action your shares will be deposited by default.

To obtain advice or assistance in withdrawing tendered Wheaton shares, please contact Kingsdale Shareholder Services Inc., toll free at 1-866-749-5464.

The Board of Directors of Wheaton unanimously recommends that Wheaton shareholders REJECT the offer to purchase all of the outstanding Wheaton shares made by Coeur and its affiliates on August 23, 2004 and that shareholders NOT TENDER their Wheaton shares to the Coeur offer.  The Board decision followed receipt of a recommendation by the Special Committee of the Board.  The Board and the Special Committee also relied upon, among other things, the opinion of Orion Securities Inc. that states, subject to the assumptions and limitations contained therein, that the consideration Coeur is offering is inadequate from a financial point of view to Wheaton shareholders.  The Board's recommendation, the Special Committee's assessment of the Coeur offer, and its reasons for the recommendation that shareholders REJECT the Coeur offer, was set out in a Directors' Circular mailed to Wheaton shareholders. The Directors’ Circular is available at www.wheatonriver.com.

Ian Telfer, Chairman and CEO of Wheaton stated: “I have recently met with or spoken to our largest shareholders, our office has taken calls from shareholders over the last several months, Kingsdale Shareholder Services has been calling all Wheaton shareholders, and we still see no significant support for the Coeur offer.”

Wheaton is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 gold equivalent ounces at a total cash cost of less than US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a total cash cost of less than US$50 per ounce.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 604-696-3011 or email ir@wheatonriver.com.